

Mail Stop 7010

December 14, 2005

via U.S. mail and Facsimile

Steven S. Elbaum
Chairman of the Board and Chief Executive Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re:** **The Alpine Group, Inc.**
> **PRE R 14A filed December 7, 2005**
> **File No. 000-02249**

Dear Mr. Elbaum:

We have completed our review of your proxy statement and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

Cc: Henry O. Smith
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299